UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DIVISION OF
CORPORATION FINANCE


Mail Stop 6010

November 16, 2005


Mr. Stuart Michelson
Chief Financial Officer
SurgiLight, Inc.
12001 Science Drive, Suite 140
Orlando, Florida 32826

	Re:	SurgiLight, Inc.
		Form 10-KSB for the Year Ended December 31, 2004
		Form 10-QSB for the Quarter Ended March 31, 2005
		File No. 000-24897

Dear Mr. Michelson:

	We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing, this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


RESPONSE: IN SUMMARY

The Company agrees that several of the SEC comments provide appropriate guidance and result in additional or revised disclosures that make the Company's financial statement presentation more meaningful. To that extent, many revisions have already been included in the Company's most recent filing. However, the Company believes that in the aggregate, the comments contained in this letter do not rise to the level of requiring the Company to revise its past filings and will use its best efforts to ensure all subsequent filings take all applicable comments into consideration.


Per the SEC's request and in connection with responding to the SEC's comments, the following is hereby included in SurgiLight's response:

SurgiLight acknowledges that:

1. the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
and

3. the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




--------------------------
/s/ Colette Cozean
    SurgiLight CEO and Chairwoman of the Board
    January 27, 2006







Form 10-KSB for the Year Ended December 31, 2004

Item 1. Business -Sales and Marketing

1.	You state that sales are made as part of the clinical trial process and expand once a country has cleared the product through its Ministry of Health. Also, these sales are distributed through an international distribution network. In this regard, tell us and expand this section to clarify the following:

	Describe to the reader the products you are selling internationally.

RESPONSE:

The SurgiLight OptiVision is a compact, solid-state Erbium:YAG laser that produces a discreet wavelength of 2940 nm. This wavelength is on one of the major peaks of water absorption and is absorbed by the histologic water in biologic matter (human tissue). The laser energy is delivered to tissue via a flexible fiber optic that is connected to a contact tip for ease of control and
precise interaction with the scleral tissue.   This is the only product that
the Company currently markets.

The Company markets only the OptiVision Er:YAG Laser System for laser presbyopia reversal (LAPR) and other ophthalmic applications worldwide through approximately 10 international distributors in approximately 15 countries. The product is currently cleared by the Ministry of Health in most countries with the notable exceptions of the United States, Canada and Japan, which require additional clinical trials. In particular, SurgiLight has received the CE mark for both the OptiVision and, in February 2005, for the LAPR procedure allowing SurgiLight to market in all of Europe and many other countries around the world that recognize the CE mark.


	Identify those foreign countries where your product has been cleared by its Ministry of Health.

RESPONSE:

SurgiLight has received ANNEX III and ANNEX IV CE approval to market the OptiVision for Laser Assisted Presbyopia Reversal (LAPR). These approvals will allow the Company to market the OptiVision to any country that recognizes the CE Mark which includes the entire EU and many countries throughout the world.


	Indicate the number of distributors that sell your product. If you rely on one particular distributor, please tell investors.

RESPONSE:

The Company does not rely on one distributor although we did report a concentration of sales to one distributor in 2004.

The Company sells and markets through distributors internationally. The distributor receives a discounted price on the laser that is adjusted for volume purchases. The distributor conducts courses, provides literature and attends local shows to market the product. A distributor can also sell in a region that has not been exclusively assigned to another distributor. The Company does not sell in the U.S. except if and when the FDA expands our clinical trial for LAPR, which we hope will occur again in the near future.


	Revise to discuss separately your sales and marketing activities in domestic and foreign markets.

RESPONSE:

The Company is currently in a Phase II clinical trial in the US and is able to market the OptiVision to those countries that recognize the CE Mark which includes the EU and many other countries throughout the world. The Company anticipates its trials in the US expanding from the current two (2) sites to eight (8) sites in the near future. The Company is currently focusing and will continue to focus its markets and sales activities in those countries that recognize the CE Mark.

The Company sells and markets through distributors internationally. The distributor receives a discounted price on the laser that is adjusted for volume purchases. The distributor conducts courses, provides literature and attends local shows to market the product. A distributor can also sell in a region that has not been exclusively assigned to another distributor. The Company does not sell in the U.S. except if and when the FDA expands our clinical trial for LAPR, which we hope will occur again in the near future.


2.	You state that sales contracts are made primarily through attendance at a few trade shows throughout the year. Revise to indicate the percentage of these sales made in the United States and in foreign countries.
Discuss any material differences in the terms of your domestic and foreign sales contracts.

RESPONSE:

	The Company does attend several large regional trade shows in the U.S. and other countries and receives the majority of its leads from these conferences. These leads are passed on to the distributors as we have chosen not to sell in the United States except for clinical trials. The
Company's investigators and doctors also publish papers on the procedure.


Government Regulation

3.	We note that you were subject to inspections by the FDA in 2003 and in
January 2004 and received Form 483 notices and warning letters resulting in your inability to ship products to certain countries around the world. However, it is unclear to us which Form 483 notices and warning letters have been resolved to date.

	Tell us and revise this section and MD&A to include a discussion of the current status of the open violations with the FDA as a result of their inspections.
	Explain how you are resolving the issues and address the impact of these violations on your current and future results of operations.

RESPONSE:

	We continue to wait for any response from the FDA to our responses to the Warning letters and Form 483 notices, which were submitted to the FDA more than a year ago. We continue to believe (in some cases with the concurrence of the FDA) that most of the issues in our Form 483s and Warning Letters were misunderstandings resulting from the FDA believing that we our manufacturing the OptiVision laser instead of having purchased them from Premier Laser Systems. The clinical issues in the Warning Letter have been resolved through mutually agreed upon changes in the protocol. The greatest impact of these violations has been the delay in expansion of the clinical trials in the United States, however, since we do not rely on sales from the U.S., the impact is more intangible as it affects the worldwide perception of SurgiLight. To date, the warning letters have not affected our clinical trials elsewhere in the world or our shipments during the last year. We cannot predict the affect that it may have in future years or when they will be resolved.

The FDA frowns on us giving our opinion of the Warning Letters, time to resolution, or any detailed discussion of current status. Therefore, we have chosen to report the existence of the Warning Letters and Form 483s, but not to project any resolution. We have also reported that it may impact our sales to certain countries.


Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

4.	In addition to identifying your significant estimates in Note 1 to the financial statements, revise to include a critical accounting policies section in your MD&A that discusses those critical accounting estimates and assumptions involved in the application of GAAP.

	Describe the methodology used by management in determining these particular estimates; the significant assumptions you use; and the likelihood that materially different amounts would be reported under different conditions or using different methods. It would appear that discussions relating to those estimates involved in your accounting for your allowance of doubtful accounts, inventory obsolescence, warranty obligations, valuing of investments, and legal contingences may be required. Refer to the guidance provided in FR-72.

RESPONSE:
Critical Accounting Policies, Estimates and Judgments
We follow accounting principles generally accepted in the United States ("GAAP") in preparing our financial statements. As part of this work, we must make estimates and judgments about future events. These affect the value of the assets and liabilities, contingent assets and liabilities, and revenues and expenses reported in our financial statements. We believe these estimates and judgments are reasonable and we make them in accordance with our accounting policies based on information available at the time. However, actual results could differ from our estimates and could require us to record adjustments to expenses or revenues material to our financial position and results of operations in future periods. We believe our most critical accounting policies, estimates and judgments include the following:

Revenue Recognition
Our revenue recognition policy is described in Note 1 to our Financial Statements. We are also required to ensure that collectibility is reasonably assured before we recognize revenue. Accordingly, we evaluate our customers for credit worthiness and only recognize revenue if we believe that we have reasonable assurance that amounts will be collected within the next operating cycle. Where we are unable to assess with reasonable assurance that amounts will be collected during that period, we defer revenue recognition until the payments are received.

Accounts Receivable
At the end of each accounting period, we estimate the reserve necessary for accounts receivables that will ultimately not be collected from customers. To develop this estimate, we review all receivables and identify those accounts with problems. For these problem accounts, we estimate individual, specific reserves based on our analysis of the payment history, operations and finances of each account. Unexpected deterioration in the health of either a large customer or a national economy could lead to a material adverse impact on the collectibility of our accounts receivable and our future operating results.

Inventories
Adjustments to the carrying value of inventory for excess and obsolete items are based, in part, on our estimate of demand over the following 12 months. This estimate, though based on our historical experience and consideration of other relevant factors, such as the current economic climate, is subject to some uncertainty. Amounts charged to income for excess and obsolete inventory for the years ending December 31, 2004 and 2003 as a percentage of total revenues in 2004 and 2003 were 0.0%. To date, our estimates have been materially accurate and subject to any major changes in our business model, our operating environment or the economy, and taking consideration of the ongoing development of our technology, we do not expect either our methodology or the accuracy of our estimates to change significantly in the future.

Legal Contingencies
At the end of each accounting period, we review all outstanding legal matters. If we believe it is probable that we will incur a loss as a result of the resolution of a legal matter and we can reasonably estimate the amount of the loss, we accrue our best estimate of the potential loss. It is very difficult to predict the future results of complex legal matters. New developments in legal matters can cause changes in previous estimates and result in significant changes in loss accruals. Currently we are not aware of any pending or threatened legal actions against us that we believe could materially adversely affect our business, financial condition or results of operations. However, we could in the future be subject to litigation claims that could cause us to incur significant expenses and put our business, financial position, and results of operations at material risk.

Product Warranty Costs
At the time we recognize revenue for each unit, we also record a charge of $400 that estimates our liability for future service costs over the twelve-month warranty period. At the end of each accounting period, we review the outstanding balance and adjust the balance to match the remaining months remaining in our warranty period. To date, our estimates have been materially accurate and subject to any major changes in our business model, our operating environment or the economy, and taking consideration of the ongoing development of our technology, we do not expect either our methodology or the accuracy of our estimates to change significantly in the future.


Revenues

5	You state that revenue from equipment sales were $1,705,000 in 2004 as compared to$1,157,240 in 2003. Please revise to address the following.

	Clearly explain what you mean by "equipment sales." Briefly describe the products that you sell.
	Indicate how much revenue you earned from domestic and foreign sales in each period.
	Describe the items included in cost of revenues
	Identify the factors that contributed to the significant margins you recorded on your sales.

RESPONSE:

As previously mentioned, the Company markets only the OptiVision Er:YAG Laser System for laser presbyopia reversal (LAPR) and other ophthalmic applications worldwide through approximately 10 international distributors in approximately 15 countries. That product constitutes our sole revenue source of "equipment sales."

The following summarizes the equipment sales for the years ended 2004 and
2003:
			      2004		     2003
                              ----                   ----
Domestic Sales		$   180,000	11%	$   248,000	21%
International Sales	  1,525,000	89%	     909,240	79%
Total		    	$ 1,705,000		$ 1,157,240

Due to the purchase of the inventory from Premier Laser Systems in 2000 and 2001, the Company has been able to maintain a fixed cost of goods sold per unit. The Company has adequate inventory to maintain the current cost levels for an estimated additional three years, at which time additional units can be manufactured from existing inventories of raw materials. At that time, it is possible that the Company's per unit cost may vary from the current level due to the assembly and testing costs to be incurred. Cost of goods sold includes the fixed cost of the unit and all related accessories to test and ship the systems.


6.	Tell us and revise to clearly describe the transactions that resulted in the items you have identified as revenue from non-equipment sales in 2004. Support your conclusion to present these amounts as revenue on the face of the statements of operations.

RESPONSE:

As previously disclosed, revenues from non-equipment sales increased substantially to $501,722 for the 2004 Year from $24,950 for the 2003 Year due to the following:
	Refund of a previously unrecorded FDA deposit amounting to $116,337;
	Write off of distributor deposits due to termination of $285,333; and Vendor settlements of past due liabilities amounting to approximately $113,000.

The FDA deposit was previously paid by a shareholder of the Company but not capitalized at time of payment. The proceeds of the refund were used in the current year to repay the existing Merrill Lynch line of credit obligation.

During 2004, the Company terminated several of its international distributor agreements. The agreements were terminated by the Company due to lack of performance on the part of the distributors. The Company was under no obligation to refund any of the remaining deposits on future sales that had been previously paid to the Company. The Company recognized revenue to the extent of these remaining deposit balances.

During 2004, the Company had entered into agreements with several of its vendors to settle the Company's obligations in full at discounted terms.

Each of the above transactions was recorded as revenue being either unusual in nature or infrequent in occurrence per APB Opinion No. 30. Further, based on the guidelines issued in SAB No. 101, revenue should not be recognized until it is realized or realizable and earned. We believe these transactions follow those criteria.


Item 7. Financial Statements

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

7.	We note that your independent auditors' report from Richard L. Brown &
Company, P.A. indicates their audit was conducted in accordance with auditing standards established by the Auditing Standards Board and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Please have your independent accountants revise their report to comply with Auditing Standard 1 as issued by the Public Company Accounting Oversight Board.

RESPONSE: Revised Report:

We have audited the accompanying balance sheet of SurgiLight, Inc. as of December 31, 2004 and the related statements of operations, cash flows and stockholders' equity for the year then ended. These financial statements are the responsibility of SurgiLight Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. SurgiLight, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of SurgiLight Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SurgiLight, Inc as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that SurgiLight, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, SurgiLight, Inc. has suffered losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Consolidated Statements of Operations

8.	Please revise your presentation of earnings per share on the face of your consolidated statements of operations to round to the nearest cent, in order not to imply a greater degree of precision than exists.

RESPONSE:  The Company agrees to the revision.


Consolidated Statement of Cash Flows

9.	We note that you present common stock issued for the conversion of your outstanding debentures as a cash flow from financing activities within your consolidated statements of cash flows. Revise to remove that non-cash transaction from your consolidated statements of cash flows and supplementally disclose in the schedule following your cash flow statements. Refer to paragraph 32 of SFAS 95.

RESPONSE: The Company has historically treated the payment of legal services with common stock issuance as a reconciling item in the operations section of the cash flow statement. Seems short - some discussion of the rule?


Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

(e) Accounts Receivable

10.	We note from your disclosure that you have recorded a provision for credit losses of $425,000 for the year ended December 31, 2004. However, we note that you present a provision for bad debts of $925,000 within your cash flows from operation activities on your 2004 consolidated statement of cash flows. Please revise to resolve this inconsistency.

RESPONSE: The Company utilizes the specific identification method for recording bad debt and changes to the allowance for bad debt. During 2004, the Company charged off the balance existing at 12/31/03 of $161,995 in its entirety. Also during 2004, the Company recorded additional bad debt of $933,493, which did not affect the allowance account. The $933,493 bad debt is recorded both on the Consolidated Statements of Operations and Cash Flows.


(g) Inventory

11.	It appears that your inventory at December 31, 2004 primarily consists of lasers and other equipment that was purchased through the acquisition of the ophthalmic laser division of Premier Laser Systems in October 2000.
In regards to determining the appropriate carrying value of inventory and evaluating your inventory for obsolescence, please provide us with a full discussion of the following:

	Describe in detail the methodology used by management to evaluate your inventory for obsolescence.
	Discuss any time lines or horizons that you look to when assessing excess inventory.
	Explain how you consider the impact of advancements in technology following your acquisition of the systems in 2000 as part of that assessment - i.e., the possibility that you have excess inventory that will be technologically outdated by the time you bring to market.

	Explain how you consider current customer demand for your systems, especially since the majority of your inventory exceeds anticipated sales. We note, for example, that you have classified the majority of your inventory as long-term.
	Discuss how you consider the timing and probability of receiving FDA and other regulatory approval when assessing obsolescence and net realizable value of inventory. We note your statement in the liquidity and capital resources section that without the required regulatory approvals the value of the inventory could become impaired.

RESPONSE:

Our contracts with current distributors require minimum purchase commitments that exceed the number of laser units that we have in inventory over the next three years. The current level of inventory is derived from our projections of revenues for the current year only and the associated cost of goods for those sales. Currently, the laser system is the most advanced of its kind for this clinical application (please note that this is not the same application sold by Premier Laser Systems). If the technology becomes obsolete in the next 2-3 years, the current belief is that the core laser technology is not going to change, but that the housings may change ergonomically as may the controller. SurgiLight has a revised design that makes these changes, but utilizes 80% of our current inventory. We do not believe that we will be getting FDA or Japanese approval during the three year planning horizon so these do not figure into our sales projections. We also do not count or project sales for distributors in countries where we do not yet have distribution agreements. Our sales projections include only sales from existing distributor contracts. The statement regarding impairment of sales was primarily referring to the CE mark, not the FDA approval. If for some reason, we did not attain the clearance or could not maintain the CE clearances we have in other Pacific Rim countries, our sales could be impaired.


12. 	Your statements appear to indicate that you look to sales in the periods to determine market value of your inventory. Please provide us with a schedule of sales for the periods presented, showing date of sale, type of equipment or system sold, sales price, inventory carrying value and location of customer - i.e., domestic or foreign.

RESPONSE:

	I think that you have misinterpreted our statement. We look to sales projections in our distributor contracts for our inventory usage over three years and to our own sales projections for the current year.


13.	Not withstanding comment 122 of our letter dated March 15, 2002, please explain clearly your reasons for classifying part of your inventory as a non-current asset. In light of the small amounts of inventory being sold, if still applicable, support your conclusion that the amounts reflect anticipated sales over the 36-month period following December 31, 2001.
We note the minimal amounts reflected as cost of revenues in the periods following 2001.

RESPONSE:

	It is our understanding that the cost of any goods, which will not be sold in one year, should be carried as long term inventory unless it is obsolete.
Since the inventory is not obsolete and we have contracts requiring it to be purchased over three years, it is classified as a long-term asset. Past sales are not an accurate projection of current or future sales in the medical device or medical laser market. In 2004, we did not have CE approval to sell into Europe. For example, VISX, a laser company in a similar field, experienced rapid sales growth in successive steps after obtaining clearances first in the Pacific Rim, then in Europe and then in the United States.


Research and Development

14.	We note that you enter into agreements with physicians to perform services related to completion of certain portions of the clinical studies necessary for obtaining product approval from the FDA. You apply the value of the future services to a portion of the sales price of products sold to the physicians. Tell us whether these arrangements relate to sales you expect to make to the physicians in future periods. Please provide to us a sample of the journal entries you make to account for these arrangements as well as the journal entries you make in the case the physician did not complete the clinical studies. Cite the accounting guidance in which you relied in recording these transactions.

RESPONSE:

The recording of prepaid data collection fees do not relate to sales we expect to make to the physicians in future periods.

The $25,000 transaction assumes that each doctor will perform 100 eye surgeries that will be amortized at $250/surgery.

Entry at sale consummation:
	(Dr) Prepaid Data Collection Fees	$25,000
		(Cr) Revenue				$25,000

Entry at completion of each surgery:
	(Dr) Research & Development expense	   $250
		(Cr) Prepaid Data Collection Fees	   $250

According to our agreements with the investigators, if the doctor does not complete the surgeries, the balance is owed to the Company. If the clinical trial is completed before the doctor completes his 100 eyes, the unamortized remaining balance is closed to research and development expense. This accounting practice was adopted from the audited financial statements of Premier Laser Systems, Inc. and Pfizer Laser Systems.


15.	Revise this note to disclose the amount of research and development expenses incurred in connection with the agreements with physicians for each income statement period presented.

RESPONSE:  The Company agrees to the following disclosure:

The following summarizes the amortization for the years ended 2004 and
2003:
     	          2004		            2003
                  ----                      ----
		 $24,000		   $50,250


-(k) Product warranty costs

16.	Revise the filing to include the disclosures for your product warranties and extended warranties as required by paragraph 14 of FIN 45, if material.

RESPONSE:

As previously discussed, at the time we recognize revenue for each unit, we also record a charge of $400 that estimates our liability for future service costs over the twelve-month warranty period. At the end of each accounting period, we review the outstanding balance and adjust the balance to match the remaining months remaining in our warranty period. We have not as yet entered into any extended warranty agreements for any of the unit sold thus far. We also consider any further disclosure to be immaterial. We also consider any warranty expense recorded in prior years to be insignificant.


(m) Revenue Recognition

17.	Please tell us and revise to clarify the point in the earnings process at which you recognize revenue related to your equipment sales (for example, upon shipment). Tell us if you have any post shipment obligations.

RESPONSE:  The Company agrees to the following revision:

The Company recognizes revenue from the sale of its products and services in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). Under this standard, revenue is generally recognized when the following four criteria are met:
1.  Persuasive evidence of an arrangement exists;
2. Delivery has occurred or services have been rendered (shipment has occurred);
3.  Our selling price is fixed or determinable; and
4.  Collectibility is reasonably assured.

Any payments received from the customer prior to these events occurring are classified as customer deposits in the accompanying balance sheet.


18.	We note from your disclosures throughout the filing that you entered into arrangements to sell your products through international distributors. Explain to us the nature and significant terms of these arrangements with distributors, including any post shipment obligations, acceptance provisions and return provisions that may exist and how you account for such obligations. Tell us if you grant price concessions to your distributions and if so, explain to us how you account for price concessions. Please expand your policy for revenue recognition to include the accounting for distributor arrangements.

RESPONSE:

	Each distributor pays a license fee for exclusive rights in a country or purchases an initial supply of inventory. If the distributor pays a license fee, this license fee is recorded as a deposit against future purchases. If the future purchases are made timely, the license fee is reduced by the amount of the deposit, otherwise the distributor forfeits the license fee and it is recorded as revenue. The distributor commits to certain minimum purchases over 3 years. If the purchases are not made, the distributor forfeits the agreement and his exclusivity. The distributor is responsible for regulatory approval in a specific country, marketing, sales, installation and service. Distributors are also required to collect a per procedure royalty from the customer. Our only post shipment obligation is to provide parts under a warranty to the distributor. Our list pricing is $190,000 internationally. The standard distributor transfer price is $139,000. This price may be reduced as low as $100,000 for volume purchases. Volume purchase requirements are determined by the size of the country. This pricing is determined in the distributor agreement based on the forecasted sales. The revenue is then booked at the price specified on the purchase order and in the distributor agreement. (make prior discussion more consistent by mentioning the licensing fee)


(v) Concentrations

19.	We note for 2004 that sales to one distributor amounted to $1.3 million. Please revise the note to describe the type of products you sold to that distributor. Highlight any significant differences in the nature and terms of your arrangement with that distributor as compared with your sales arrangements with other customers.

RESPONSE:

	The only product sold by the Company is the OptiVision laser, so the note does not need to be revised to describe the type of product. This distributor signed the same form of distribution agreement as all other distributors; the form of distribution agreement has been provided to the SEC as an exhibit. This distributor did receive volume discounts for the amounts committed to be purchased in his distribution agreement.


Note 3. Prepaid Data Collection Fees

20.	Revise this note to discuss the nature of prepaid data collection fees and how you account for such fees. Tell us why you believe these fees should be capitalized as an asset on your balance sheet.

RESPONSE:

The Company enters into agreements with certain doctors to exchange a portion of a product's sales price for services related to the completion of certain portions of clinical studies necessary for obtaining product approval from the U.S. Food and Drug Administration. Typically, the amounts consist of a portion of the product sales price which is equal to the cost of the services to be rendered by the doctor. Pursuant to the agreements, in the event the doctor is unable to complete the agreed upon clinical study, the doctor is required to remit a cash payment for the entire amount. The amounts are capitalized as prepaid research and development expense and are amortized upon completion of certain milestones of the clinical study. These studies are generally completed within one year.

The Company believes it is financially beneficial to enter into these type of agreements to ensure the clinical trials are conducted and completed in an appropriate manner. The financial impact of recording these transactions is small therefore the impact on the financial statements is insignificant in the operations of the Company. It is also the Company's belief that recording this transaction in this manner is the only way to properly reflect the obligations of both parties. Further the result of these agreements in the clinical trials process has led to the establishment of Distributor Agreements, which should result in good prospects to sell the remaining inventory over the next three years.


Note 4. Common Stock

21.	Reference is made to the issuance of common stock during 2004 in exchange for legal services valued at $506,490 and interest expense of $5,804. We note that the fair value of the legal services was used to determine the value of equity instruments to be issued. We further note that within your consolidated statement of stockholders' equity for 2004 that you recorded $54,990 related to stock issued for services. Tell us and revise to explain how you accounted for such services in 2004 and why the value assigned to the common shares was $54,990. Please cite the accounting guidance on which you relied.

RESPONSE:

The $54,990 was payment for current legal services recorded as accounts payable during the period. The $506,490 was the result of exercising convertible debentures issued for legal services. The valuation for these transactions was based on existing contractual obligations and issued at the then current value of the stock.


Note 5. Intangible Assets

22.	We note that you have reflected loan costs within intangible assets on your consolidated balance sheets.

	Tell us what these costs represent, how they relate to the patents recorded, and explain to us how they meet the definition of an intangible outlined in 39 of SFAS 141
	Otherwise, please revise the filing to classify loan costs as deferred financing costs on the balance sheet and to present the related amortization as part of interest expense. You should also revise to include any previously recorded write-offs of deferred financing costs within interest expense and any previously recorded impairment of intangible assets within continuing operations. We note that you wrote-off loan costs of $97,500 during 2004 and recorded an impairment of intangible assets of $80,353 during 2003.
	Revise your accounting policies in Note 1 to reflect your accounting.

RESPONSE:  The Company agrees to classify the loan costs as deferred loan fees.


Note 8. Note Payable and Convertible Debentures

23.	We note that you have reflected $1,088,154 of the convertible debentures issued to Global Emerging Markets as long-term at December 31, 2004. Tell us why it is appropriate to classify any portion of the convertible debentures outstanding as long-term when you are currently in default. In addition, revise to clarify whether the current interest rate of 8% is the default rate and disclose any other penalties that may be imposed as a result of being in default. Disclose where you have presented any related liabilities.

RESPONSE:

These convertible debentures are classified as long-term because they are actually equity. In Note 10 we indicate: "At December 31, 2004, the debenture has been partially converted leaving a note payable liability balance of $1,088,154. That note payable is convertible into shares of common stock when sufficient shares become authorized and available. The Company has been notified by GEM's legal counsel to cure the issuance of the remaining shares." And in the Balance Sheet we record this item as "Debt to be converted to equity" at $1,088,154. The unconverted portion is accruing interest at 8% and this interest will also be converted to equity (Is this true? I thought we actually owed them cash). There are no additional penalties and this is discussed in Note 10. For your reference, we have presented Note 8, Note 10, the line item from the Balance Sheet, the quoted portion of Note 4, and Recent Developments related to GEM from Part 1, for further explanation of this issue. Finally, the liability is classified as long-term due to the inability of the Company to have an annual meeting (which is the only manner in which the additional equity can be authorized). At this date, it remains unclear as to when the Company will be able to hold its next annual meeting.


Note 10. Stockholders' Equity

24.	We note that you consummated a private placement in 2003 for $500,000 that included the purchase of 1,736,111 shares of common stock. Each unit consisted of one share of restricted stock and a warrant with an exercise price of $.42. We further note that an additional 1,736,111 warrants with an exercise price of $.65 per share are currently due because of your failure to have the underlying shares registered within the agreed upon time frame. Tell us and revise to explain in detail:

	how you have accounted for the private placement of 1,736,111 shares in 2003
	the nature of the penalties and registration rights that are included within this agreement
	how you have accounted for the additional warrants that you issued that are currently due

Cite the accounting literature in which you placed reliance.

RESPONSE:

The Company has prepared a formal request with the SEC to review this transaction and its appropriate accounting.


25.	Revise this note to disclose the nature and terms of the stock options granted in 2003 and 2004.

RESPONSE:

The options granted in 2003 and 2004 have an option exercise price that shall be not less than one hundred percent (100%) of the fair market value ("FMV") of the stock on the grant date. FMV is defined as the closing price of the stock on the grant date. All such options have a term of five years, with 40% vesting immediately upon the date of grant and the remainder vesting in equal increments of 20% each on the anniversary of the grant date for each of the three years following the grant date.


Note 11. Segment Information

26.	Tell us and revise to disclose the information required by paragraph 36-
39 of SFAS 131.

RESPONSE:

As previously discussed, we have only one product and that product is primarily sold to international distributors.

Repeated from Question 5:

The following summarizes the equipment sales for the years ended 2004 and
2003:
			      2004		     2003
                              ----                   ----
Domestic Sales		$   180,000	11%	$   248,000	21%
International Sales	  1,525,000	89%	    909,240	79%
                        -----------             ------------
Total			$ 1,705,000		$ 1,157,240

Repeated from Note 1(v) Concentrations:

For the year ended 2004, sales to one international distributor amounted to $1,300,000 or $76% of the total recorded sales of equipment of $1,705,000.


Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

27.	We note that your current accountants reported on the 2004 financial statements did not agree with your predecessor accountants on the accounting for certain warrants issued in connection with your 2003 private placement. In accordance with SAS 84 and SAS 93, certain communications between Predecessor and Successor Auditors should take place when the Successor Auditor discovers facts that may have affected the audited financial statements previously reported on.

	Describe to us the steps that were taken to resolve your current accountant's concerns.
	Explain to us how your current accountant was able to obtain sufficient competent evidential matter to express an opinion on the current financial statements.
	Tell us why you did not report a correction of an error to your previously issued financial statements to concur with the accounting proposed by your current accountant. Include in your response, the company's position on the accounting for the warrants.

RESPONSE:

The Company has filed a formal request with the SEC to review this transaction and its appropriate accounting.


Item 8A. Controls and Procedures

28.	We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. This same disclosure was made as well 'for your Form l0-QSB for the quarterly period ended March 31, 2005. Please revise to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-B and Part III.F of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-823 8, available on our website at www.sec.gov/rules/finaII33-8238.htm.

RESPONSE:

The Company has revised its disclosures beginning with the timely filed 2005 2nd quarter 10-QSB.


29.	Please revise your disclosure concerning changes in your internal control over financial reporting to also indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-B as amended effective August 13, 2003.

RESPONSE:

The Company has revised its disclosures beginning with the timely filed 2005 2nd quarter 10-QSB.


Exhibits 31 .a and 31 .b, Certifications

30.	We note that the certifications filed as Exhibits 31.1 and 31.2 to this filing and your March 31, 2005 Form 10-QSB were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as
Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please revise to include the certifications in the form currently set forth in Item 601(b)(31) of Regulation S-B.

RESPONSE:

The Company has revised its disclosures beginning with the timely filed 2005 2nd quarter 10-QSB.


Form 10-QSB for the Quarterly Period Ended March 31, 2005

Item 1. Condensed Financial Statements

Condensed Statements of Operations

31.	Reference is made to the licensing fees of $1.9 million recognized as revenue during the three months ended March 31, 2005. It appears from your Form 8-K filed on March 17, 2005, that you have entered into a licensing agreement with Biolase Technology, Inc. to grant them a license to use certain patents owned or licensed by you in the field of presbyopia. We note that the license is for a stated term for consideration of $2 million and future royalty payments.

	Describe to us the factors and the terms of the agreement that you believe support your conclusion to immediately recognize the $1.9 million payment as revenue.
	Tell us how you considered the guidance in SAB Topics 13.A3.(d) and (f) in reaching that conclusion and explain why recognition of the licensing fee over the term of the agreement was not appropriate.

RESPONSE:

The Company entered into the License Agreement to be inclusive of a "one-time" payment and incurred no obligation to refund any portion of the received payment under any conditions. It should also be noted that Biolase, Inc. has recorded this transaction on its financial statements as a one-time payment for research and development expenses.


Notes to Condensed Financial Statements Note 1. Business and Basis of
Presentation

Acquisitions and Dispositions

32.	We note your disclosure that in July 2004 you were contacted by the U.S.
Department of Treasury which is investigating a shipment made by your founder to Iran. Tell us and revise your filing to discuss the status and findings of this investigation. Tell us whether you have had, or currently have, any sales to customers in Iran.

RESPONSE:

Current management of the Company is not aware of any receipt of income from a
sale to Iran.   Any such transaction occurred prior to the hiring of the
current management team. We have searched the Company's financial records and could find no income from Iran. The Company provided all of the information it found to the U.S. Department of Treasury in August 2004. The Company has not had any further communication with the U.S. Department of the Treasury since that time.


Item 3. Controls and Procedures

33.	Revise your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change in your internal control over financial reporting that occurred during the most recent fiscal quarter of 2005 that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-B as amended effective August 13, 2003.

RESPONSE:

The Company has revised its disclosures beginning with the timely filed 2005 2nd quarter 10-QSB.


Item 4. Controls and Procedures:

SurgiLight's management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this quarterly report (the "Evaluation Date"). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the controls and procedures are effective in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion.
There have been no significant changes in internal controls over financial reporting (as defined in Rule 13a-15(f)) during the three months ended June 30, 2005 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.


	As appropriate, please amend your 2004 Form 10-KSB and your Form 10-QSB for the quarterly period ended March 31, 2005 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3327 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Michele Gohlke
Branch Chief